Exhibit (a)(5)(xii)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN RE NPS PHARMACEUTICALS STOCKHOLDERS	)	CONSOLIDATED
LITIGATION	)	C.A. No. 10553-VCN

VERIFIED CONSOLIDATED AMENDED CLASS ACTION COMPLAINT

Plaintiffs Barry Bragger, Vincent Grimaldi, David Goldstein, Richard Mantler, and Patrick Lyons (“Plaintiffs”), on behalf of themselves and all others similarly situated, after an examination and inquiry conducted by and through their counsel, allege the following:

NATURE AND SUMMARY OF THE ACTION

1.    This is a stockholder class action brought by Plaintiffs on behalf of themselves and all other public stockholders of NPS Pharmaceuticals, Inc. (“NPS” or the “Company”) against NPS and the members of its Board of Directors (the “Board” or the “Individual Defendants”), arising out of their breaches of fiduciary duties and/or the aiding and abetting of such breaches in connection with the Board’s agreement to sell the Company to Shire plc (“Shire”) through its wholly- owned subsidiary, Shire Pharmaceutical Holdings Ireland Limited (“Parent”), and Parent’s wholly-owned subsidiary, Knight Newco 2, Inc. (“Merger Sub”), pursuant to a tender offer (the “Tender Offer”) (the “Proposed Transaction”).

2.   On January 11, 2015, NPS and Shire issued a joint press release announcing entry into an Agreement and Plan of Merger dated January 11, 2015 (the “Merger Agreement”), to sell NPS to Shire, whereby Merger Sub would launch the Tender Offer to purchase all of NPS’s outstanding common shares at a purchase price of $46.00 per share without interest, net to the seller in cash (the “Offer Price”).  The Tender Offer commenced on January 23, 2015 and is scheduled to expire at 12:00 p.m. EST at the end of Friday, February 20, 2015. The Proposed Transaction is valued at approximately $5.2 billion.

3.    NPS is a biopharmaceutical company engaged in the development of therapeutic products for rare diseases. The Company’s strategy focuses on the development of orphan drugs, defined by the United States Food and Drug Administration (the “FDA”) as those intended for the treatment of rare diseases that affect fewer than 200,000 people.

4.  The Company also developed Natpara, a treatment for hypoparathyroidism, a rare and potentially fatal hormone abnormality.  On September 12, 2014, the FDA’s Endocrinologic and Metabolic Drugs Advisory Committee (“Advisory Committee”) voted 8-5 that the available data support the approval of Natpara, and prior to the announcement of the Proposed Transaction the Company’s Chief Executive Officer (“CEO”), Individual Defendant Francois Nader (“Nader”), stated that he was “confident” that the FDA will approve Natpara. As reported in The Wall Street Journal on January 12, 2015, analysts forecast that Natpara could generate up to $575 million in annual revenue.

5.    Nevertheless, the Board agreed to allow Shire to acquire NPS a mere three weeks before it expected the FDA to announce the outcome of its review of Natpara - capping any potential upside to stockholders who have endured the drug’s approval delays. In mid-November 2014, Shire’s CEO Flemming Ornskov (“Ornskov”) contacted Individual Defendant Nader and expressed Shire’s interest in an all-cash transaction. Eager to acquire Natpara at a discount, Shire repeatedly stressed its desire to reach a definitive agreement by January 24, 2015, the date by which the FDA was scheduled to approve NPS, or NPS’s Prescription Drug User Fee Act (“PDUFA”) action date (the “PDUFA date”). Inexplicably, the Board acquiesced to Shire’s desire for an expedited timeline.

6. Rather than allow NPS’s public stockholders to benefit from the upside of Natpara’s FDA approval, the Board permitted Individual Defendant Nader to entrench himself in negotiations with Shire. Despite forming a strategic committee consisting of all Board members with the exception of Director A (the “Strategic Committee”), Nader spearheaded the process. Unsurprisingly, Nader is set to benefit substantially from a cash transaction with Shire, receiving over $49 million for his vested and unvested Company stock options and stock units.

7.    Then, after all but finalizing the Offer Price with Shire pursuant to Shire’s expedited timeline, the Strategic Committee engaged in an illusory “market outreach” in an attempt to color its pre-signing process as sufficient. The Strategic

Committee apparently provided parties with only a week to submit a bid for the Company, thus ensuring a definitive agreement could be announced with Shire before Natpara’s January 24, 2015 PDUFA date.

8.    As anticipated, on January 24, 2015, following the announcement of the Proposed Transaction, the Company reported the FDA’s approval of Natpara as an adjunct to calcium and vitamin D to control hypocalcemia in patients with hypoparathyroidism.

9.   Exacerbating the Board’s breaches of fiduciary duty, the Merger Agreement also features several onerous deal protection measures that work to preclude other bidders from stepping forward with a superior alternative offer, including a termination fee provision, which may require NPS to pay a termination fee of $155,939,696 to Shire in the event that the Company decides to pursue another offer, thereby requiring that the alternate bidder agree to pay a naked premium for the right to provide NPS stockholders with a superior offer.

10.   Finally, on January 23, 2015, in support of the Proposed Transaction, NPS filed a Schedule 14D9 Recommendation Statement (the “Recommendation Statement”) with the U.S. Securities and Exchange Commission (the “SEC”). The Recommendation Statement fails to provide the Company’s stockholders with material information and/or provides them with materially misleading information concerning the flawed sales process that resulted in the Proposed Transaction, the financial valuation analyses prepared by the Company’s financial advisors, Goldman Sachs & Co. (“Goldman”) and Leerink Partners LLC (“Leerink,” and together with Goldman, the “Financial Advisors”), and the Company’s expected future financial performance. As a result, stockholders are unable to make an informed decision as to whether to tender their shares in connection with the Proposed Transaction or seek appraisal.

11.   As described below, both the value to NPS stockholders contemplated in the Proposed Transaction, and the process by which Defendants (defined below) propose to consummate the Proposed Transaction, are fundamentally unfair to Plaintiffs and the other public stockholders of the Company.  The Individual Defendants’ conduct constitutes a breach of the fiduciary duties owed to NPS stockholders, and a violation of applicable legal standards governing the Individual Defendants’ conduct.

12.   For these reasons and as set forth in detail herein, Plaintiffs seek to enjoin Defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, to recover damages resulting from the Individual Defendants’ violations of their fiduciary duties.

THE PARTIES

13.   Plaintiffs are, and were all times relevant hereto, stockholders of NPS.

14.  Defendant NPS, a Delaware corporation, is a commercial-stage rare disease-focused biopharmaceutical company. NPS’s corporate headquarters are located at 550 Hills Drive, Bedminster, New Jersey 07921. Its common stock is traded on the NASDAQ under the symbol “NPSP.”

15.   Defendant Peter G. Tombros (“Tombros”) has served as an NPS director since 1998 and as Chairman of the Board since January 2008.

16.   Defendant Michael W. Bonney (“Bonney”) has served as an NPS director since January 2005.

17.   Defendant Colin Broom (“Broom”) has served as an NPS director since July 2009.

18.   Defendant Georges Gemayel (“Gemayel”) has served as an NPS director since February 2012.

19.   Defendant Pedro Granadillo (“Granadillo”) has served as an NPS director since November 2010.

20.   Defendant James G. Groninger (“Groninger”) has served as an NPS director since 1988.

21.   Defendant Nader has served as an NPS director and the Company’s President and CEO since March 2008. Nader previously served as Executive Vice President and Chief Operating Officer of NPS from June 2006 until March 2008.

22.   Defendant Pierre Legault (“Legault”) has served as an NPS director since November 2014.

23.   Defendant Rachel R. Selisker (“Selisker”) has served as an NPS director since January 2005.

24. Defendants set forth in paragraphs fifteen to twenty-three are referred to herein as the “Board” or the “Individual Defendants.” By virtue of their positions as directors and/or officers of NPS, the Individual Defendants are in a fiduciary relationship with Plaintiffs and the other public stockholders of NPS.

25.   Each of the Individual Defendants at all relevant times had the power to control and direct NPS to engage in the misconduct alleged herein.  The Individual Defendants’ fiduciary obligations required them to act in the best interest of Plaintiffs and all NPS stockholders.

26. Each of the Individual Defendants owes fiduciary duties of loyalty, good faith, due care, and full and fair disclosure to Plaintiffs and the other members of the Class. The Individual Defendants are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.

27.   The Company’s public stockholders must receive the maximum value for their shares through the Proposed Transaction. Plaintiffs allege herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated, and are continuing to violate, the fiduciary duties they owe to Plaintiffs and the Company’s other public stockholders, due to the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

28.   Defendant Parent is a company incorporated in Ireland and a wholly-owned subsidiary of Shire.

29.   Defendant Merger Sub is a Delaware corporation and a wholly-owned subsidiary of Parent.

30.   Defendant NPS, the Individual Defendants, Parent, and Merger Sub are referred to herein as the “Defendants.”

OTHER RELEVANT ENTITIES

31.   Shire is a leading global specialty pharmaceutical company that develops and supplies biopharmaceuticals in areas of behavioral health, gastrointestinal conditions, rare diseases, and regenerative medicine. Shire is incorporated in Jersey and maintains its headquarters at 5 Riverwalk, Citywest Business Campus, Dublin 24, Ireland. Shire has its primary listing on the London

Stock Exchange under the ticker symbol “SHP” and is traded on the NASDAQ Stock Exchange under the ticker symbol “SHPG.”

CLASS ACTION ALLEGATIONS

32.   Plaintiffs bring this action individually and on behalf of all holders of the common stock of NPS, and their successors in interest, who have been and will be harmed by the wrongful conduct of Defendants as alleged herein (the “Class”). The Class excludes Defendants, and any person, firm, trust, corporation, or other entity related to, affiliated with, or controlled by any of the Defendants, as well as the immediate families of the Defendants.

33.   This action is properly maintainable as a class action pursuant to Court of Chancery Rule 23.

34.   The Class is so numerous that joinder of all members is impracticable. As of January 19, 2015, the total number of issued and outstanding NPS shares was 107,168,301. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

35.  Questions of law and fact exist that are common to the Class and predominate over questions affecting any individual Class member, including, among others:

(a)   Whether the Individual Defendants have fulfilled and are capable of fulfilling their fiduciary duties owed to Plaintiffs and the Class;

(b)   Whether  the  Individual  Defendants  have  breached  their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiffs and other Class members;

(c)   Whether the Individual Defendants have failed to disclose material information to stockholders in the Recommendation Statement;

(d)   Whether NPS, Parent, and Merger Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duties; and

(e)   Whether Plaintiffs and the other members of the Class will be irreparably damaged if Defendants are not enjoined from continuing the conduct described herein, or alternatively, whether they have suffered damages.

36.   Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature.  Plaintiffs’ claims are typical of the claims of the other members of the Class and Plaintiffs have the same interests as the other members of the Class. Accordingly, Plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

37.   The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the

Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

38.   Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

SUBSTANTIVE ALLEGATIONS

The Proposed Transaction

39.  On January 11, 2015, NPS and Shire issued a joint press release announcing the Proposed Transaction. The press release stated, in pertinent part:

Dublin, Ireland and Bedminster, NJ — January 11, 2015 — Shire plc (LSE: SHP, NASDAQ: SHPG) and NPS Pharmaceuticals, Inc. (NASDAQ: NPSP) today announced that the companies have entered into a merger agreement pursuant to which Shire will acquire all the outstanding shares of NPS Pharma for $46.00 per share in cash, for a total consideration of approximately $5.2 billion. Shire will accelerate the growth of NPS Pharma’s innovative portfolio through its market expertise in gastrointestinal (GI) disorders, core capabilities in rare disease patient management, and global footprint. The transaction has been approved unanimously by the Boards of Directors of both Shire and NPS Pharma.

The Flawed and Self-Serving Sales Process

40.   NPS  is  a  global  biopharmaceutical  company  that  focuses  on treatments for patients living with rare diseases. The Company’s lead product Gattex (U.S.)/Revestive (E.U.) is approved for the treatment of adult patients with

Short Bowel Syndrome (“SBS”) who are also dependent on parenteral support. NPS also developed Natpara, a drug used in the treatment of hypoparathyroidism. On September 12, 2014, the FDA’s Advisory Committee voted 8-5 that the available data supports the approval of Natpara. Analysts even forecasted that Natpara could generate up to $575 million in annual revenue.

41.   Despite its recent growth and promising future, the Individual Defendants inexplicably rushed to sell the Company to Shire prior to Natpara’s PDUFA date in order to secure certain benefits for themselves, including millions of dollars from the accelerated vesting of Company stock options and stock units, as further discussed below.

42.   On October 9, 2014, an executive at a pharmaceutical company identified in the Recommendation Statement as “Party A” contacted Defendant Nader regarding a “possible combination of Party A with the Company.” At the November 3, 2014 Board meeting, the Strategic Committee determined such a combination was not a strategic fit.

43.  On November 14, 2014, Shire’s CEO Ornskov left a message with Defendant Nader’s office.  The next day, Ornskov told Nader that Shire was interested in “potentially acquiring the Company at a price of $41.00 per [s]hare in cash.”  Immediately thereafter, Ornskov delivered a proposal which “indicated

Shire’s confidence that a definitive agreement could be announced in advance of Natpara’s PDUFA action date on January 24, 2014.”

44.   Despite readily dismissing a potential combination transaction a month prior, the Strategic Committee champed at the bit to move forward with Shire’s all-cash acquisition proposal.  The Strategic Committee met by teleconference the next day, November 16, 2014, along with certain members of Company management and the Financial Advisors.  It is unclear if the Strategic Committee considered Goldman’s conflicts of interest at this time. Goldman was highly motivated to seal the deal with Shire, as the financial behemoth has deep ties to Shire after having served as its financial advisor in numerous previous transactions, as alleged herein.

45.   Between mid-November and mid-December, Shire and NPS engaged in negotiations. At no point during this period was a full meeting of the Board or an in-person meeting of the Strategic Committee held to discuss Shire’s interest in acquiring NPS, NPS’s prospects as a standalone Company in light of the FDA’s likely approval of Natpara, or engaging the market in a value-maximizing sales process.

46.   On November 30, 2014, the Strategic Committee met with Company management and the Financial Advisors.  Following the meeting, the Strategic

Committee instructed Defendant Nader to inform Shire’s Ornskov that Shire’s November 14 proposal was inadequate.

47.   On December 5, 2014, Ornskov called Defendant Nader and revised Shire’s proposal to $45.00 per share. That same day, Shire submitted a written proposal reflecting the revised proposal that “reiterated [Shire’s] confidence that a definitive agreement could be announced in advance of Natpara’s PDUFA action date on January 24, 2015, and expressed a desire to begin due diligence immediately.”

48.  The next day, December 6, 2014, the Strategic Committee met by teleconference and determined to give Shire the opportunity to conduct limited due diligence and access to certain members of senior management.

            49.   Shire and NPS executed a confidentiality agreement on December 16, 2014. NPS made certain non-public information available to Shire the next day, December 17, 2014.

50.   Also on December 17, 2014, rumors of a possible offer or transaction by Shire to acquire the Company were reported.   The next day, a biopharmaceutical company identified in the Recommendation Statement as “Party B” contacted Leerink in connection with a potential stock-for-stock business combination with NPS.   The Strategic Committee apparently did not consider Party B’s interest in a combination at this time.

51.  After performing due diligence, on December 31, 2014, Ornskov reaffirmed Shire’s $45.00 per share all-cash proposal. Ornskov further “indicated that Shire’s willingness to offer $45.00 per [s]hare was contingent on reaching an agreement on a transaction quickly.”

52.   On January 1, 2015, Ornskov increased Shire’s offer to $46.00 per share, indicating that it “was Shire’s best and final offer and was contingent on reaching a definitive agreement on the transaction quickly.”

53. On January 2, 2015, the Strategic Committee convened by teleconference along with certain members of Company management and the Financial Advisors. The Strategic Committee concluded that “the $46.00 per [s]hare offer, coupled with Shire’s willingness to assume the full [“]risk[”] of any decisions made by the FDA with respect to Natpara . . . was very compelling.” Having all but finalized the Offer Price, the Strategic Committee then determined to conduct a “market check” of nine strategic parties. Meanwhile, the Strategic Committee also directed Defendant Nader to inform Orniskov and Shire that NPS was ready to move forward in negotiating a merger agreement.

54.   Following the Strategic Committee’s January 2 meeting, the Financial Advisors contacted the nine strategic parties.  Although the Recommendation Statement fails to disclose the details of the process, The Wall Street Journal reported on January 6, 2015 that initial bids for NPS were due on Friday, January 9, 2015 - a mere week after the Financial Advisors first contacted the parties.

55.   Unsurprisingly, in light of the market’s knowledge of Shire’s advanced discussions with NPS and Natpara’s impending PDUFA date, only one of the parties executed a confidentiality agreement and conducted limited due diligence before determining not to make a proposal.  The Recommendation Statement, however, fails to disclose the reasons the other parties declined to proceed, including whether their reluctance had anything to do with the obvious time constraints that would have hampered their ability to conduct thorough due diligence.

56.   During this “market outreach,” NPS and Shire negotiated and finalized the key terms of the proposed merger agreement. On January 11, 2015, the Board approved the Proposed Transaction. The Company, Parent, and Merger Sub executed the Merger Agreement that same day.

57.   By engaging in an illusory sales process, the Individual Defendants were able to ensure they would receive the personal financial benefits for which they had negotiated in connection with the Proposed Transaction.

58.   While NPS’s public stockholders are being cashed out for the inadequate Offer Price and will be foreclosed from participating in the future growth of the Company or benefitting from the FDA’s approval of Natpara, the

Individual Defendants were able to ensure they would receive the personal financial benefits for which they had negotiated in connection with the Proposed Transaction.

59.  The Individual Defendants and certain other members of NPS’s management team will receive more than $74.3 million in exchange for their more than 1.5 million shares of Company stock. This is in addition to the millions of dollars they will receive from the accelerated vesting of their unvested stock options, as evidenced in the following chart:

	No. of Shares Subject to Vested Options (#)	Weighted Average Exercise Price of Vested Options ($)(1)	No. of Shares Subject to Unvested Options (#)	Weighted Average Exercise Price of Unvested Options ($)(1)	Total Cash Spread Value of Vested and Unvested Options ($)
Executive Officers
Francois Nader	737,364	5.89	260,089	20.62	36,173,788
Luke Beshar	11,872	8.23	97,692	17.91	3,192,966
Roger Garceau	235,323	5.20	95,067	18.17	12,246,328
Eric Pauwels	176,391	7.26	97,738	14.86	9,876,355
Susan Graf	18,000	14.90	41,874	21.53	1,584,586
Paul Firuta	0	0.00	58,421	23.38	1,321,483
Robin Friedman	0	0.00	37,390	23.38	845,762
Christine Mikail	0	0.00	79,453	23.38	1,797,227
Joseph Rogus	161,365	4.86	36,641	18.78	7,636,285
Non-Employee Directors
Michael W. Bonney	36,000	4.24	0	0.00	1,503,360
Colin Broom	36,000	4.95	0	0.00	1,477,800
Georges Gemayel	38,843	6.95	17,657	6.95	2,206,325
Pedro Granadillo	36,000	6.25	0	0.00	1,431,000
James G. Groninger	26,000	4.24	0	0.00	1,085,760
Pierre Legault	0	0.00	20,257	27.29	379,008
Rachel R. Selisker	0	0.00	0	0.00	0
Peter G. Tombros	36,000	4.24	0	0.00	1,503,360

(1)	Weighted average exercise price numbers are rounded up or down to the nearest cent.

60.   Similarly, Company management and the Individual Defendants will be entitled to receive millions of dollars in exchange for their outstanding vested and unvested company stock units, as evidenced in the following chart:

	Aggregate No. of Company Stock Units (#)	Resulting Consideration ($)
Executive Officers
Francois Nader	279,653	12,864,038
Luke Beshar	41,526	1,910,196
Roger Garceau	47,727	2,195,442
Eric Pauwels	44,430	2,043,780
Susan Graf	15,915	732,090
Paul Firuta	21,386	983,756
Robin Friedman	13,687	629,602
Christine Mikail	29,085	1,337,910
Joseph Rogus	14,951	687,746
Non-Employee Directors
Michael W. Bonney	167,608	7,709,968
Colin Broom	34,331	1,579,226
Georges Gemayel	10,196	469,016
Pedro Granadillo	15,031	691,426
James G. Groninger	125,611	5,778,106
Pierre Legault	0	0
Rachel R. Selisker	148,646	6,837,716
Peter G. Tombros	175,639	8,079,394

Defendant Nader alone will receive over $49 million for his vested and unvested Company stock options and Company stock units.

61. Further, the Company has negotiated an executive retention plan, which will be awarded at the discretion of Defendant Nader and the Board in consultation of Parent. This executive retention plan includes, among other things, executive and non-executive retention plans with total retention pools of $10 million and $6 million, respectively, in cash and restrictive stock units, with the cash portion vesting immediately upon the closing of the Proposed Transaction.

62.   As such, the executives of NPS, particularly Defendant Nader, would be well taken care of in the sale of the Company to Shire, and faced little downside in selling the Company prior to the potential approval of Natpara by the FDA on

January 24, 2015, since they would be very likely maintaining their lucrative positions with the Company following a merger and any securities in the newly merged company would allow them to reap the upside from the benefits of an FDA approved Natpara drug, whereas stockholders of NPS will not be so lucky as they will be cashed out and will not be eligible to reap any such benefits.

The Company Background and its Poise for Growth

63.   NPS develops and markets pharmaceuticals targeted at rare diseases that affect a limited number of people. These orphan drugs are protected from competition for seven years, compared to five years for conventional drugs, and are eligible for a quicker approval process and clinical trial tax incentives.  The lack of a competitive market has resulted in high prices and increasing revenues for pharmaceutical companies that develop and market orphan drugs. An article titled “Tiger in the Fiscal Room: Beware the Increasing Cost and Number of Orphan Drugs,” published in the March 2013 issue of Managed Care, reported that five of the drugs granted orphan status at that time cost at least $150,000 per patient per year, and three cost $300,000 or more annually per patient. The article further reported that the compound annual growth rate of the lucrative orphan drug market between 2001 and 2010 was 25.8%, compared with 20.1% for conventional drugs. The  Wall  Street  Journal  reported on January 30, 2013 that the orphan drug category reported more than $50 billion in worldwide annual sales, and that almost a third of orphan drugs generate over $1 billion in annual sales.

64.   The Company generates revenue through the sale and licensing of its portfolio of orphan drugs. The Company’s leading product, Gattex/Revestive, is approved in the U.S. and Europe for the treatment of adult patients with SBS who are dependent on feeding tubes. The Company began selling Gattex in the U.S. in February 2013. As reported by Forbes on January 3, 2013, NPS priced Gattex at $295,000 per year per patient, or triple analysts’ expectations.  The January 11, 2015 joint press release issued by NPS and Shire announcing the Proposed Transaction states that Gattex/Revestive generated revenue of approximately $68 million in the nine months ended September 30, 2014. According to analysts’ estimates compiled by Bloomberg, Gattex/Revestive will generate more than $300 million in revenue in 2016. NPS is also developing teduglutide as a treatment for pediatric patients with SBS who are dependent upon feeding tubes, and is currently conducting a global study in support of that treatment.

65.  The Company also developed Natpara, a treatment for hypoparathyroidism, a rare and potentially fatal hormone abnormality. Natpara is currently under review by the European Medicines Agency (“EMA”). Following the announcement of the Proposed Transaction, on January 24, 2015, the FDA approved Natpara as an adjunct to calcium and vitamin D to control hypocalcemia in patients with hypoparathyroidism.  As reported in The Wall Street Journal on January 12, 2015, analysts forecast that Natpara could generate up to $575 million in annual revenue.

66.    NPS also licenses products sold worldwide by Amgen and other pharmaceutical companies.  The Company earned royalty revenues of approximately $123.8 million in 2013 and $89.5 million for the nine months ended September 30, 2014.

67. NPS is also developing NPSP795, a drug to treat autosomal dominant hypocalcemia (“ADH”), a rare genetic disorder that affects both adults and children. There is currently no approved therapy for this disorder.

68.   As further described below, the Company’s expanding product portfolio, strong recent financial performance, and prospects for rapid future growth all demonstrate that the Offer Price inadequately compensates NPS stockholders for their shares.

69.   NPS has reported robust and steady growth since 2008.   The Company’s recent financial performance reports sequential increases in revenue and strong prospects for continued growth.

70.   On May 8, 2014, NPS announced its financial results for the first quarter of fiscal year 2014.  The Company reported total revenues of $44.04 million, compared to $25.4 million for the same period of 2013, and net global product sales of $17.9 million, compared to $0.7 million for the same period of 2013, representing 17% sequential growth over net sales in the fourth quarter of 2013. NPS further reported that net global sales of Gattex/Revestive were $18 million. The Company also reported a narrowing net loss of $6.6 million, or $0.06 per diluted share, compared to a net loss of $7.8 million, or $0.09 per share, for the same period of 2013.

71. On August 6, 2014, NPS announced its financial results for the second quarter of fiscal year 2014. NPS reported total revenues of $56.1 million, compared to $36.5 million for the same period of 2013. Net global sales of Gattex/Revestive were $22.0 million, compared to $4.8 million for the same period of 2013, a sequential growth rate of 22%. The Company also moved into profitability, posting net income of $2.0 million, or $0.02 per diluted share, compared to a net loss of $12.4 million, or $0.13 per diluted share, for the same period of 2013.

72.   On  September  12,  2014,  NPS  announced  that  the  Advisory Committee of the FDA voted 8 to 5 that the available data support the approval of Natpara for the long-term treatment of hypoparathyroidism, and that the committee’s recommendation will be considered by the FDA in determining whether to approve Natpara.

73.   On November 10, 2014, NPS announced its financial results for the third quarter of fiscal year 2014. The Company reported total revenues of $57.2 million, compared to $39.2 million for the same quarter of 2013. Net global sales of Gattex/Revestive were $28 million, compared to $11 million for the same quarter of 2013, or a sequential growth rate of 28%. Defendant Nader touted the Company’s financial performance to date and prospects for continued growth anticipating FDA approval of Natpara, stating: “We are pleased with the continued success of Gattex/Revestive, which has achieved $68 million of net sales so far this year leaving us on track to deliver more than 200% year-over-year growth.” Defendant Nader further stated:

We were very gratified to receive a positive Advisory Committee vote recommending the approval of Natpara for the long-term treatment of hypoparathyroidism. We are working with the FDA to finalize our label and Risk Evaluation and Mitigation Strategy. In parallel, we are advancing a number of pre-commercial activities to prepare for the successful launch of Natpara in the second quarter of 2015.

74.   On December 2, 2014, NPS announced that the EMA validated and initiated its review of the Company’s marketing authorization application for Natpara for the treatment of hypoparathyroidism. The press release quoted Nader as stating that the agency’s action “is an important achievement for our emerging global endocrine franchise.”

75.   Fueled by the Company’s strong recent financial performance and news about the potential approval of Natpara by the FDA and EMA, the price of

NPS stock climbed to close at $38.13 per share on January 5, 2015, on extraordinary trading volume of 3.8 million shares.  By way of comparison, the price of the Company’s stock was below $4.00 per share in 2008, before the Company’s resurgence.

76.   On January 6, 2015, Barclays Capital analyst Geoffrey Meacham issued a research report noting the Company’s strong prospects for growth and setting a price target of $50 per share:

[T]he FDA approval and launch of Natpara (PDUFA date: January 25, 2015) are major milestones as it will be NPS’s second orphan drug launch, which further diversifies the revenue base. Notably, Natpara expectations look low with a consensus of ~$35M (Barclays: $32M) with upside potential from pricing and early demand. For Gattex, sales grew >20% q/q on average in 2014; our forecasts assume 68% y/y growth in 2015, which could be conservative. . . . Overall, we think that the combination of potentially two commercial rollouts (Gattex/Revestive and Natpara) and pipeline catalysts (NPSP795) should be upside drivers of NPSP shares; accordingly, we are initiating coverage with an Overweight rating and a $50 price target.

The Board’s Failure to Maximize Stockholder Value

77.   In light of the Company’s robust recent financial performance, strong prospects for future growth, and the decisions by the FDA and EMA whether to approve Natpara detailed above, the $46.00 per share Offer Price undervalues the Company’s shares and fails to adequately compensate NPS stockholders for the benefits that Shire will receive from the Proposed Transaction. Indeed, the Offer Price is a premium of less than 9% to NPS stock’s $41.91 per share closing price on January 9, 2015, the last trading day before the Proposed Transaction was announced.

78.   The January 11, 2015 joint press release highlighted the benefits Shire will receive from the Proposed Transaction, including:

▪	Excellent strategic fit; strengthens Shire’s focus on rare diseases while leveraging industry-leading GI commercial capabilities and global footprint

▪	Shire anticipates enhanced revenue and earnings growth profile

▪	Adds innovative product portfolio with multiple growth catalysts:

▪	GATTEX/REVESTIVE (teduglutide [rDNA origin]) with growing sales for the treatment of adults with SBS, a rare GI condition

▪	NATPARA/NATPAR (rhPTH [1-84]), if approved, would be the only bioengineered hormone replacement therapy for use in the treatment of HPT, a rare endocrine disease

▪	Shire expects transaction to be accretive to Non GAAP EPS from 2016 onward.

79.   Shire’s CEO, Ornovsky, further stated in the January 11, 2015 press release:

The acquisition of NPS Pharma is a significant step in advancing Shire’s strategy to become a leading biotechnology company.  With our global strength and expertise in both rare diseases and GI, Shire is uniquely positioned to drive the continued success of GATTEX/REVESTIVE, and, if approved, commercialize NPS Pharma’s pipeline compound NATPARA/NATPAR.

We look forward to accelerating the growth of the NPS Pharma portfolio based on our proven track record of maximizing value from acquired assets and commercial execution. The NPS Pharma organization will be a welcome addition to Shire as we continue to help transform the lives of patients with rare diseases.

80.   NPS and Shire also conducted a conference call with analysts on January 11, 2015.  When asked about the FDA decision whether to approve Natpara, Individual Defendant Nader responded, “as everyone knows, we have a PDUFA date of 24th January and I’m confident that Natpara will be approved. No one can 100% guarantee what the FDA will do, but we have had numerous interactions with the FDA and I would say so far, so good.” Ornovsky also emphasized that Shire conducted due diligence on the FDA approval of Natpara: “we have looked at all the relevant regulatory documentation.  There’s no guarantees in life, but we feel as confident as we can” that Natpara will be approved.  Shire’s head of Research and Development, Phil Vickers, was even more direct: “We feel very confident based on the in-depth analysis of all the regulatory correspondence that there will be an approval. . . . So yeah, we’re very confident.”

81.   During the January 11, 2015 conference call, Ornskov elaborated on the substantial benefits of the Proposed Transaction to Shire, stating that:

We expect the acquisition to enhance revenue growth from 2015 onward and [be] accretive to earnings from 2016 onward. . . . We expect synergies of approximately 25-35% of the Street’s consensus forecast of NPS Pharma’s standalone future operating cost base from

2017 onward, which will be realized beginning in 2016 and growing substantially thereafter.

82.   Ornskov further discussed the benefits of the Proposed Transaction to Shire, including that “NPS Pharma provides Shire two key products that will allow us to further expand our rare disease portfolio,” that the Proposed Transaction “will enhance Shire’s short and long term growth profile,” and that “NPS Pharma’s contribution will provide Shire with additional upside potential beyond our 2020 goals.”  Ornovsky also stated that “the NPS Pharma acquisition is well aligned with our strategy, we will reinforce our core GI business, grow NPS Pharma’s portfolio through commercial excellence and our GI and rare disease expertise.”

83.   Although the Proposed Transaction is valued at $5.2 billion and would be Shire’s largest acquisition to date, it is not only directly in line with Shire’s strategy, but also affordable for Shire in light of the $1.635 billion breakup fee it received after Abbvie Inc. (“Abbvie”) terminated its attempt to acquire Shire in late 2014.

84.  Analysts agree that the Proposed Transaction is highly beneficial to Shire. As reported on Bloomberg.com on January 12, 2015, Morningstar analyst Stefan Quenneville stated that the Proposed Transaction “fits right into what Shire wants to do and where they have infrastructure.”

85.   Despite these strong synergies, the Individual Defendants failed to secure a fair deal for the Company, either for the intrinsic value of its assets or the value of the Company’s assets to Shire in a combined entity.

The Unfair Deal Protection Devices

86.   In addition to concerns regarding the inadequate consideration offered to NPS stockholders in the Proposed Transaction, the Merger Agreement features several provisions that work to preclude other bidders from stepping forward with a superior alternative offer. At best, these provisions place stockholders in an unfortunate position and, at worst, question the impartiality of the Board in the negotiation process.

87. First, the Merger Agreement includes a “no solicitation” provision that impairs the ability of the NPS Board to secure an offer that adequately captures the inherent value of the Company and adequately compensates NPS’s stockholders for their ownership interest in the Company. Specifically, Section 7.03(a) of the Merger Agreement prohibits the Board and any Company personnel from soliciting, initiating, facilitating, or encouraging alternative proposals in an attempt to procure a price in excess of the amount offered by Shire. In conjunction with the matching rights and termination fee discussed below, the no solicitation provision will deter any potential buyers from making a competing bid.

88.  Similarly, Section 7.03(c) of the Merger Agreement provides an “information rights” provision whereby the Company must notify Shire of any unsolicited competing bidder’s offer within 24 hours.  Then, if and only if the Board determines that the competing offer warrants an “Adverse Recommendation Change,” Section 7.03(d) grants Shire “matching rights,” providing Shire four business days to amend the terms of the Merger Agreement so that the competing offer ceases to be a Superior Proposal (as defined in the Merger Agreement).

89.  The foregoing provisions have the effect of ensuring that no other company will put forth a competing offer because their offer would be immediately communicated to Shire, giving Shire an informational advantage against any competing proposal as well as the ability to match any competing bid.

90.  The Individual Defendants have also agreed to a termination fee provision, which may require NPS to pay a termination fee of $155,939,696 to Shire in the event that the Company decides to pursue another offer, thereby requiring that the alternate bidder agree to pay a naked premium for the right to provide NPS stockholders with a superior offer.

Conflicts of Interest

91.   Compounding the Individual Defendants’ breaches of fiduciary duties, the Board ignored or failed to protect against numerous conflicts of interest in connection with the Proposed Transaction.  NPS hired Goldman to act as its financial advisor in recommending whether NPS should enter into a transaction with Shire and whether the Offer Price of $46.00 per share is fair. However, Goldman is conflicted as it has a prior and existing relationship with Shire.

92.   On July 18, 2014, Abbvie and Shire entered into a merger agreement pursuant to which Abbvie would acquire Shire in a cash and stock transaction valued at approximately $54 million. Goldman was one of the financial advisors that advised Shire on that transaction. The deal was ultimately terminated by Abbvie after the U.S. government revised the rules governing tax inversion deals.

93.  Goldman's lucrative relationship with Shire did not end there. Goldman also acted as an arranger, in November 2014, to Shire’s $2.1 billion revolving credit facility, and that same month, Goldman added Shire to its coverage list where a Goldman analyst placed a “BUY” rating on Shire stock. Moreover, Goldman has a substantial stake in Shire. As of September 30, 2014, Goldman’s interest in Shire consisted of approximately 1.3 million shares, 145,000 Calls, and 45,000 Puts. Goldman has a comparatively insignificant stake in NPS.

94.   Further highlighting the business relationship between Goldman and Shire, Goldman previously advised Shire in connection with its February 2007 acquisition of New River Pharmaceuticals Inc. for approximately $2.6 billion.

95.   However, the conflicts of interest of the Proposed Transaction did not end with Goldman. Defendant Broom, a Board member, also worked as the Vice

President and Chief Scientific Officer of ViroPharma, Inc., a biopharmaceutical company, which was later acquired by Shire in January 2014. Despite this conflict of interest, Defendant Broom did not recuse himself as a member of the Board in evaluating and recommending the Proposed Transaction, which was unanimously recommended and approved by the Board.

The Materially Misleading and Incomplete Recommendation Statement

96.   The Recommendation Statement filed by the Company in connection with the Proposed Transaction fails to provide stockholders with material information necessary for them to make an informed decision regarding whether to tender their shares or seek appraisal.

I.    The Flawed and Conflicted Sales Process

97.  The Recommendation Statements fails to disclose material information regarding the process leading up to the Proposed Transaction, including:

a.    With respect to the November 3, 2014 Board meeting, theBoard’s basis for determining that a combination with Party A “was not strategically attractive to, or in the best interests of, the Company or its stockholders based on a lack of strategic fit”;

b.   With respect to the November 30, 2014 Board meeting, the details of the “other potential alternatives available to the Company”;

c.   The details of the “market check” of nine strategic parties beginning on January 2, 2015, including, but not limited to, (1) when the strategic parties were identified; (2) the reasons the Strategic Committee had not initiated an outreach earlier in light of Shire’s indication from the outset that it desired to reach a definitive transaction quickly; (3) the details of any process timeline provided to the parties; and (4) the reasons the parties other than Party C declined to proceed with the process; and

d.    The details of Defendant Broom’s relationship with any of Shire’s executives or board members, and if any such relationship existed, whether Defendant Broom apprised the Strategic Committee of the relationship(s) and why Defendant Broom participated in the meetings of the Strategic Committee.

98.   With respect to potential conflicts of interest on the part of the Financial Advisors, the Recommendation Statement fails to disclose:

a.    The specific services Goldman has provided to any of the parties involved in the transaction, or any of their affiliates, in the last two years.

II.   The Flawed Fairness Opinions

99.   NPS claims its advisors jointly conducted financial analyses, and then independently used their professional judgment to determine fairness. According to the Recommendation Statement, “each of Goldman Sachs and Leerink made its independent determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the joint financial analyses.” NPS agreed to pay Goldman and Leerink $36 million and $18 million, respectively, for their opinions of the transaction. Overall, these analyses do not support a conclusion that the transaction is fairly priced.

100. The implied transaction premia analysis is fatally flawed, as it incomprehensibly fails to include the most relevant premiums. There is no analysis conducted on the actual unaffected date of January 9, 2015. The Company claims that December 17, 2014 is the proper unaffected date upon which its analysis should be based. This date is arbitrary, and was chosen simply because a Bloomberg report emerged that Shire was purportedly considering a purchase of NPS. However, NPS was mentioned in connection with a potential strategic acquisition at least four times in 2014. In addition to the December 17 Bloomberg report, on March 14, 2014, 24/7 Wall St. reported that Leerink, ultimately one of the Company’s financial advisors, had named NPS as a top 10 takeover candidate. On May 30, 2014, the Financial Times reported that Shire was considering a purchase of NPS and on June 2, 2014, NPS stated in an 8-K that it had not heard from Shire and did not comment on media speculation. Despite the fact that acquisition speculation was a semi-regular event for NPS largely ignored by the marketplace, the Company and its advisors inexplicably used the December 17, 2014 date as the unaffected premium.

101. In addition, the Financial Advisors’ Multiples Analysis show the implied Enterprise Value/Revenue and Enterprise Value/Product Revenue multiples of the transaction. The multiples are based upon consensus estimates published by Institutional Brokers’ Estimate System (IBES) and management’s risk-adjusted forecasts, but they are not compared to anything – such as a basket of similar companies. The only conclusion that can be reached is that IBES estimates are greater than management’s risk-adjusted estimates; yet, there is no indication that IBES estimates are adjusted for risk; thus, they are expected to be greater. Typically, multiple analysis involves comparing the target company’s valuation multiples to those of similar companies. It is not clear why the Financial Advisors decided to essentially compare NPS to itself.

102.  With respect to the Illustrative Sum-of-the-Parts Discounted Cash Flow Analysis, the Recommendation Statement fails to disclose: (1) the individual inputs and assumptions utilized by the Financial Advisors to derive the discount rate range of 10.0%-12.0%; (2) the definition of “unlevered free cash flow” for each of the individual products/product candidates valued by the Financial Advisors; (3) the maximum Net Operating Loss (“NOL”) carryover for years 2015-2027 provided by NPS management and relied upon by the Financial Advisors for purposes of their analysis; and (4) whether the Financial Advisors included the value of the Gattex/Revestive indication for pediatric SBS in their valuation of Gattex and Revestive. Moreover, the products, losses, and expenses were discounted at 10%-12% to generate an indicative range of $38.89 to $55.90 per share. However, it is impossible to confirm the Financial Advisors’ indicative range using the information found in the Recommendation Statement.

103. The Financial Advisors do not disclose how they calculated the Company’s cost of equity or weighted average cost of capital (“WACC”). The filings state that the forecast period for three of six of the Company’s products extends beyond 2026; however, the Recommendation Statement only includes free cash  flow  estimates  until  2026.   Moreover,  management’s  risk-adjusted projections, which were used by its advisors in conducting their valuations, factor in the risk that Natpara may not have received FDA approval. However, given that Natpara was subsequently approved by the FDA, these projections will be artificially low and will not properly value the Company based on the current state of information. To allow investors to properly value the Company’s prospects as they exist at the time of their tender, the Company must re-conduct the analyses and projections subtracting the possibility that Natpara would not be approved.

104.   NPS must further disclose the methodology and variables used by its advisors to calculate NPS’s WACC, including: beta, risk-free rate, equity risk premium, and effective tax rate.  It must disclose Management risk-adjusted forecasts for years 2015-2030 for Revestive, Natpara, and NPSP795 to include:

cost of goods sold, depreciation & amortization, capital expenditures, and changes in working capital.  Management’s forecast of revenues, cost of goods sold, depreciation & amortization, capital expenditures, and changes in working capital for Natpara in the event that the drug receives FDA approval are also necessary inputs for investors’ analyses.

105.  With respect to the Illustrative Whole Company Discounted Cash Flow Analysis, the Recommendation Statement fails to disclose the terminal period metrics utilized by the Financial Advisors in their analysis, including: (1) Revenue; (2) EBIT; (3) Income tax; (4) Depreciation & Amortization; (5) Capital expenditures; (6) Increase in working capital; and (7) Unlevered free cash flow.

106.  The Financial Advisors used management’s risk-adjusted forecasts to value NPS as a whole in their Illustrative Whole Company DCF Analysis. Presumably, the chief difference in the DCF methodologies is the treatment of terminal values. This method uses a 0%-2% perpetual growth rate while the prior method declines revenues using varying rates and time periods.  A perpetual growth rate should have, as its floor, the level of inflation and should not start at 0% and rise only to 2%. The Financial Advisors’ rationale for this departure from conventional practices is material and must be disclosed. Cash flows are similarly discounted at 10%-12% with no explanation of the discount rate. The indicative range is $41.77-$60.43.

107.  The Financial Advisors’ sensitivity analyses further improperly bias the results by assuming:

•	A 5% decline in assumed compliance is shown for Gattex, but not an increase.

•	A 5% decline in assumed compliance is shown for Natpara, but not an increase.

•	A decrease of $50M in assumed non-risk adjusted peak sales is shown for Natpar, but not a $50M increase.

•	There is no sensitivity analysis for Natpara – the drug that recently received FDA approvals.

108.  By building in downside risk into their models, but failing to accompany this negative possibility with a similar positive outcome, the analyses are artificially skewed in a value-depressing manner. In addition, the Company should disclose and/or conduct a sensitivity analysis which includes a 5% increase in compliance for Gattex and Natpara, a $50 million increase in Natpara sales and the FDA approval of Natpara.

109. For the same reasons that the selected premia analysis was skewed negatively, the selected precedent transactions analysis also introduced significant biases to a comparison of the NPS deal premium to the premiums of similar transactions. The Recommendation Statement states that “Goldman Sachs and Leerink calculated the implied premium represented by the announced per share transaction price to the closing price of the target company's common stock on the last trading day before the public announcement of the transaction.”  These premiums were compared to the deal premiums as measured against NPS’s price on December 16, 2014, which is sixteen trading days prior to the public announcement of the Proposed Transaction. Some of the selected comparable transactions, prior to their formal announcement, were subject to similar market rumors as were claimed to have affected the price of NPS.  To make a fair, unbiased comparison, the advisors must either determine a pre-rumor unaffected date and premium for each of the selected transactions or compare the 9.7% deal premium to the advisors’ selected range of 30%-90%.

110.  In addition, the selected premiums ranged from 13% to 239%, with a median of 43% and mean of 64%. The advisors removed outliers from the sample by excluding the greatest observation, but not the smallest, resulting in a range of 13% to 163%, with a median of 43% and mean of 54%. The appropriate treatment of outliers would have also excluded the 13% observation, which would have resulted in a range of 26% to 163%, with a median of 44% and mean of 56%. This revised, accurate analysis is material and must be disclosed to shareholders.

111. Overall the financial analysis provided by the Financial Advisors is lacking required details. In fact, Goldman advised eight of the acquired companies found in the advisors’ list of twenty precedent transactions, all with more rigorous analyses than it conducted in valuing NPS. For example, the NPS analysis is missing Present Value of Future Share Price and Peer Analyses, although those were included in Goldman Sachs’ analysis for three of its most recent comparable listed transactions on which it served as a financial advisor.The table below shows the analyses conducted by Goldman Sachs on precedent transactions.

Target Company	Announcement Date	Present Value of Future Share Price	Discounted Cash Flows or Sum-of-the -Parts	Precedent Transactions	Peer Analysis
Cubist Pharmaceuticals, Inc. InterMune, Inc ViroPharma, Inc. Human Genome Sciences, Inc. Amylin Pharmaceuticals, Inc. Micromet, Inc Abraxis Biosciences, Inc.	Dec-14 Aug-14 Nov-13 Jul-12 Jun-12 Jan-12 Jun-10	X X X	X X X X X X X	X X X X X X X	X X * X X
NPS Pharmaceuticals, Inc.	Jan-15		X	X
* Human Genome was advised by GS and Credit Suisse. Credit Suisse performed a peer analysis.

112. Replicating the methodology typically used by Goldman to calculate indicative ranges based upon Present Value of Future Share Price and Peer Analyses lends the following share price ranges for NPS:

•	Present Value of Future Share Price Analysis

o	The indicative range at its widest is $32.80 - $71.33, but will likely be $33.98 - $55.71.

•	Peer Analysis

o	The indicative range based upon revenues is $34.47 - $61.50.

o	The indicative range based upon earnings is $36.78 - $52.55.

113.  In sum, the sale price for NPS is not supported by the analysis of the Company’s advisors and the Individual Defendants breached their fiduciary duties to the Company’s investors by failing to maximize shareholder value when selling the Company to Shire at a bargain-basement price.

114.  The Recommendation Statement also fails to disclose material information concerning NPS management’s financial projections, which information is material because it gives stockholders management’s best estimate of the Company’s future performance, including:

a.    With respect to the Whole Company Risk-Adjusted Projections provided by NPS management and relied upon by the Financial Advisors for purposes of their analysis, for fiscal years 2015-2026, the Recommendation Statement fails to disclose the following items: (1) Selling, General & Administrative Expense (“SG&A”); (2) Research and development expense; (3) Unallocated corporate expenses; (4) After tax NOL savings; and (5) Stock-based compensation expense.

b.    With respect to the individual product/product candidate Risk-Adjusted Projections for Gattex, Revestive, Natpara, Natpar and NPSP795 relied upon by the Financial Advisors for purposes of their analysis, for fiscal years 2015-2030 as needed, the Recommendation Statement fails to disclose the following items: (1) Probability of regulatory approval for Gattex, Revestive, Natpara, Natpar, and NPSP795; (2) Probability of commercial viability for Gattex, Revestive, Natpara, Natpar, and NPSP795; (3) Sales and marketing expense; (4) General and administrative expense; (5) Research and development expense; (6)Capital expenditures; (7) Changes in net working capital; (8) Any other adjustments to unlevered free cash flow; and (9) Unlevered free cash flow;

c.   The Recommendation Statement fails to disclose the 2015-2030 Risk-Adjusted Projections of the Gattex, Revestive, Natpara and Natpar sensitivity cases utilized by the Financial Advisors within their Illustrative Whole Company Discounted Cash Flow analysis;

d.   With respect to the Whole Company Non-Risk-Adjusted Projections provided by NPS management for fiscal years 2015-2024 assuming no additional future spend for new products, the Recommendation Statement fails to disclose the following items: (1) SG&A; and (2) Research and development expense; and

e.    The Recommendation Statement fails to disclose the individual revenue product/product candidate Non-Risk-Adjusted Projections for Gattex, Revestive, Natpara, Natpar and NPSP795 provided by NPS management for fiscal years 2025-2026.

115.  Plaintiffs accordingly seek injunctive and other equitable relief to curtail the irreparable injury NPS’s stockholders will suffer from the flawed, self- interested, and inadequate Proposed Transaction absent judicial intervention.

COUNT I

Claim for Breach of Fiduciary Duties
(Against the Individual Defendants)

116.   Plaintiffs incorporate by reference and reallege each and every allegation contained above, as though fully set forth herein.

117.  By the acts, transactions, and courses of conduct alleged herein, the Individual Defendants are attempting to unfairly deprive Plaintiffs and other members of the Class of the true value of their investment in NPS.

118. By the acts, transaction, and courses of conduct alleged herein, the Individual Defendants have violated their fiduciary duties by contractually preventing themselves from obtaining higher offers from other interested buyers and attempting to unfairly deprive Plaintiffs and other members of the Class of the true value of their investment in NPS.

119.  By the acts, transactions, and courses of conduct alleged herein, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiffs and the Class.

120.  As demonstrated by the allegations above, the Individual Defendants have breached their duties of loyalty, good faith, and due care owed to the public stockholders of NPS because, among other reasons, they have failed to take steps to maximize the value of NPS to its public stockholders and/or are attempting to improperly put their personal interests ahead of the interests of NPS stockholders.

121.  As a result of the actions of the Individual Defendants, Plaintiffs and the Class will suffer irreparable injury in that they will not receive their fair portion of the value of NPS’s assets and businesses and will be prevented from obtaining fair value for their investment.

122.  Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiffs and the members of the Class to the irreparable harm of the members of the Class.

123.  Plaintiffs and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiffs and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

COUNT II

Claim for Aiding and Abetting the Board’s Breach of Fiduciary Duties
(Against NPS, Parent, and Merger Sub)

124.  Plaintiffs incorporate by reference and reallege each and every allegation contained above, as though fully set forth herein.

125. Defendants NPS, Parent, and Merger Sub are well aware that the Individual Defendants have not sought, and are not seeking, to obtain the best possible transaction for the Company’s public stockholders.

126. As alleged in more detail above, NPS, Parent, and Merger Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duties by causing the Board members to accept inadequate consideration for the Company’s public stockholders and negotiating unreasonably preclusive deal protection terms.

127. As a result, Plaintiffs and the Class members are being harmed, for which they have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs demands judgment as follows:

A.   Declaring this action to be a proper class action and certifying Plaintiffs as Class representatives and Plaintiffs’ counsel as Class counsel;

B.   Preliminarily and permanently enjoining Defendants and all those acting in concert with them from consummating the Proposed Transaction until such time, as any, that the Individual Defendants have adequately undertaken all appropriate and available methods to maximize stockholder value;

C.   In the event that the Proposed Transaction is consummated, rescinding it or awarding damages to Plaintiffs and the Class;

D.   Awarding Plaintiffs fees and expenses in connection with this litigation, including reasonable attorneys’ and experts’ fees and expenses; and

E.   Granting such other and further relief as the Court deems just and proper.

Dated: February 2, 2015	By:	RIGRODSKY & LONG, P.A. /s/ Brian D. Long
OF COUNSEL:

POMERANTZ LLP
Gustavo Bruckner
Ofer Ganot
Anna Manalaysay
600 Third Avenue
New York, NY 10016
(212) 661-1100

WEISSLAW LLP
Richard A. Acocelli
Michael A. Rogovin
Kelly C. Keenan
1500 Broadway, Suite 1600
New York, NY 10036
(212) 682-3025

Co-Lead Counsel

THE WEISER LAW FIRM, P.C.
James M. Ficaro
22 Cassatt Ave
Berwyn, PA 19312
(610) 225-2677

MILBERG LLP
Kent A. Bronson
Arvind Khurana
One Pennsylvania Plaza
New York, NY 10119
(212) 594-5300
Seth D. Rigrodsky (#3147) Brian D. Long (#4347) Gina M. Serra (#5387) Jeremy J. Riley (#5791) 2 Righter Parkway, Suite 120 Wilmington, DE 19803 (302) 295-5310 Liaison Counsel

BLOCK & LEVITON LLP
Jason M. Leviton
Mark A. Delaney
Steven P. Harte
155 Federal Street
Boston, MA
(617) 398-5600

Members of the Executive Committee